

September 27, 2024

Joel Fruendt
President and Chief Executive Officer
SenesTech, Inc.
23460 N. 19th Ave., Suite 110
Phoenix, Arizona 85027

     Re: SenesTech, Inc.
         Registration Statement on Form S-3
         Filed September 23, 2024
         File No. 333-282286

Dear Joel Fruendt:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jane Park at 202-551-7439 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Industrial Applications and
                               Services

cc: Katherine Beck, Esq.